Exhibit 99.63

November 4, 2020

Consent of Independent Auditor

We hereby consent to the inclusion in the Registration Statement on Form 40-F of CI Financial Corp. (the “Company”) of : our report dated February 13, 2020 relating to the consolidated financial statements of the Company as at December 31, 2019 and 2018, and for the years then ended, which appears in Exhibit 99.5 to this Registration Statement on Form 40-F; and our report dated February 7, 2019 relating to the consolidated financial statements of the Company as at December 31, 2018 and 2017, and January 1, 2017 and for the years ended December 31, 2018 and 2017, which appears in Exhibit 99.2 to this Registration Statement on Form 40-F.

We also consent to the references to us under the heading “Interests of Experts”, which appear in the Annual Information Form for the year ended December 31, 2019 included in Exhibit 99.4 and in the Annual Information Form for the year ended December 31, 2018 included in Exhibit 99.1 to this Registration Statement on Form 40-F.

We also consent to the references to us under the heading “Auditors, Transfer Agent and Registrar”, which appear in the Preliminary Short Form Prospectus dated December 5, 2019 included in Exhibit 99.51 and in the Final Short Form Prospectus dated December 17, 2019 included in Exhibit 99.54 to this Registration Statement on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada